Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
Fulbright Tower
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
www.fulbright.com

jgriffin@fulbright.com direct dial: (214) 855-8255	telephone: facsimile:	(214) 855-8000 (214) 855-8200
May 4, 2010
Via EDGAR
Ms. Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Dialysis Corporation of America Schedule TO-T filed by Urchin Merger Sub, Inc. and U.S. Renal Care, Inc. Filed April 22, 2010 File No. 5-31489
Dear Ms. Griffith:
     On behalf of U.S. Renal Care, Inc. (“USRC”) and Urchin Merger Sub, Inc. (“Merger Sub”), we are writing to respond to your letter dated April 30, 2010 (the “Comment Letter”) containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Schedule TO-T filed with the Commission by Merger Sub and USRC on April 22, 2010 (as amended, the “Schedule TO”). For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by USRC’s and Merger Sub’s responses thereto.
Offer to Purchase
Source and Amount of Funds, page 25
1.	Generally, when an offer is not financed, or when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), you are required to amend your Schedule TO promptly to disclose this material change. While we recognize the disclosure at page 12 of the Offer to Purchase indicates the offerors intend to disseminate amended materials and extend the offer to the extent necessary, please confirm that you will disseminate the disclosure of this change. In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).
Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

Ms. Julia E. Griffith
Securities and Exchange Commission
May 4, 2010

Response: The Staff’s comment is noted. We confirm USRC’s and Merger Sub’s understanding that, under Rule 14d-3(b)(1), USRC and Merger Sub are required to amend the Schedule TO promptly to disseminate a material change in the information previously disclosed, which would include the offer becoming fully financed. USRC and Merger Sub currently contemplate that upon satisfaction of the conditions set forth in the debt commitment letter (including the entering into of definitive credit agreements with the lenders), other than those customary conditions which by their nature must be satisfied substantially simultaneously with the funding of the financing underlying the debt commitment letter, USRC and Merger Sub will issue a press release and file a corresponding amendment to the Schedule TO expressly stating that the applicable conditions specific to the financing set forth in the debt commitment letter have been satisfied. In connection with this announcement, USRC and Merger Sub will thereafter ensure that at least five business days are remaining in the offer following this disclosure or the offer will be extended so that at least five business days remain in the offer.
Top-Up Option, page 34
2.	We note your disclosure that the top up option is assignable. Please note that if the filing persons transfer this right, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T. This in turn may necessitate an extension of the offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

Response: The Staff’s comment is noted. We confirm USRC’s and Merger Sub’s understanding that if the filing persons transfer the top-up option, the entity to which the right is assigned would need to be added as a filing person on the Schedule TO, which in turn may necessitate an extension of the offer period and require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity.
Conditions to the Offer, page 48
3.	We refer to the penultimate paragraph of this section and the disclosure relating to your failure to exercise any of the rights described on the preceding pages and what you deem to constitute a waiver. This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding that if an offer condition is triggered, you will notify security holders whether or not you have waived such condition.

Response: The Staff’s comment is noted. We confirm USRC’s and Merger Sub’s understanding that if an offer condition is triggered, USRC and Merger Sub will notify security holders whether or not they have waived such condition.

Ms. Julia E. Griffith
Securities and Exchange Commission
May 4, 2010

4.	Please see our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding in your response letter.

Response: The Staff’s comment is noted. We confirm USRC’s and Merger Sub’s understanding that when an offer condition is triggered by events that occur during the offer period, and before the expiration of the offer, USRC and Merger Sub will promptly inform security holders how they intend to proceed, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the offer.

5.	As you are aware, all conditions other than regulatory approvals must be satisfied or waived prior to expiration. It is not clear to us how the conditions stated in the first bullet point, relating to the representations and warranties in the Merger Agreement, may be satisfied prior to expiration. We note in this regard that the wording of the fourth sub-bullet point, which covers each representation and warranty “not covered by the preceding three bullet points...” extends the provision to all of the representations and warranties in the Merger Agreement. Revise your disclosure to explain how and when breach of a representation or warranty may be determined, and clarify that there is no ongoing right to assert a breach which would survive past the expiration date, including the financing condition.

Response: The Staff’s comment is noted. USRC and Merger Sub have revised the disclosure to address the Staff’s comment. In particular, USRC and Merger Sub have revised the disclosure in the Schedule TO by deleting the penultimate paragraph in Section 13 (Conditions to the Offer) and replacing it with the following paragraph:
“The foregoing conditions, along with the Minimum Condition, are collectively referred as the “Offer Conditions” in this Offer to Purchase. Immediately prior to 12:00 midnight, New York City time, on the scheduled Expiration Date, USRC and Offeror will make a determination as to whether the Offer Conditions that are to be satisfied as of the scheduled Expiration Date (including the condition relating to DCA’s representations and warranties) have been satisfied. The Offer Conditions are for the sole benefit of USRC and Offeror and (except for the Minimum Condition) may be waived by USRC or Offeror, in whole or in part until the Offer shall have expired, at any time and from time to time, in the sole discretion of USRC and Offeror. The failure by USRC or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time until the Offer shall have expired or been terminated.”
For the Staff’s convenience, attached hereto in Annex A is a redline copy of the revised disclosure in the Schedule TO, marked to show changes made pursuant hereto.

Ms. Julia E. Griffith
Securities and Exchange Commission
May 4, 2010

Miscellaneous, page 54
6.	You state that the Offer “is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of DCA’s common stock in any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction.” The all-holders provision in Rule 14d-10 requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 14-10(b)(2), please clarify that in your response, but otherwise please revise to ensure compliance with Rule 14d-10.

Response: The Staff’s comment is noted. We confirm that USRC’s and Merger Sub’s intent by the inclusion of the language in the first paragraph in Section 16 (Miscellaneous) in the Offer to Purchase was to limit the offer solely in reliance on Rule 14d-10(b)(2). In order to clarify this intent, USRC and Merger Sub have revised the disclosure by deleting the first paragraph in Section 16 (Miscellaneous) in the Offer to Purchase and replacing it with the following paragraph:
“The Offer is being made to all holders of shares of DCA Common Stock. Neither Offeror nor USRC is aware of any jurisdiction in which the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Offeror and USRC become aware of any valid state statute prohibiting the making of the Offer or the acceptance of shares of DCA Common Stock pursuant to the Offer, they will make a good faith effort to comply with the statute. If, after a good faith effort, Offeror and USRC cannot comply with the statute, they will not make the Offer to, nor will they accept tenders from or on behalf of, holders of shares of DCA Common Stock in the applicable state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror and USRC by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Offeror.”
For the Staff’s convenience, attached hereto in Annex A is a redline copy of the revised disclosure in the Schedule TO, marked to show changes made pursuant hereto.
     In addition, pursuant to your request in the closing comments of the Comment Letter, attached hereto as Annex B is a written acknowledgement from USRC and Merger Sub.
******

Ms. Julia E. Griffith
Securities and Exchange Commission
May 4, 2010

     Please direct any additional comments or questions regarding the responses to the Staff’s comments to James R. Griffin of this Firm at (214) 855-8255 or by facsimile at (214) 855-8200.

Sincerely,
/s/ James R. Griffin

James R. Griffin

cc:	Thomas L. Weinberg, Esq. (of U.S. Renal Care, Inc.)
Michael S. Blass, Esq. (of Arent Fox LLP)

Annex A
13. Conditions to the Offer
     The foregoing conditions, along with the Minimum Condition, are collectively referred as the “Offer Conditions” in this Offer to Purchase. Immediately prior to 12:00 midnight, New York City time, on the scheduled Expiration Date, USRC and Offeror will make a determination as to whether the Offer Conditions that are to be satisfied as of the scheduled Expiration Date (including the condition relating to DCA’s representations and warranties) have been satisfied. The Offer Conditions are for the sole benefit of USRC and Offeror and (except for the Minimum Condition) may be waived by USRC or Offeror, in whole or in part until the Offer shall have expired, at any time and from time to time, in the sole discretion of USRC and Offeror. The failure by USRC or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time until the Offer shall have expired or been terminated.
16. Miscellaneous
     The Offer is ~~not~~ being made to ~~(nor will tenders be accepted from or on behalf of)~~all holders of shares of DCA Common Stock ~~in any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction~~. Neither Offeror nor USRC is aware of any jurisdiction in which the making of the Offer ~~or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction.~~is prohibited by administrative or judicial action pursuant to any valid state statute. If Offeror and USRC become aware of any valid state statute prohibiting the making of the Offer or the acceptance of shares of DCA Common Stock pursuant to the Offer, they will make a good faith effort to comply with the statute. If, after a good faith effort, Offeror and USRC cannot comply with the statute, they will not make the Offer to, nor will they accept tenders from or on behalf of, holders of shares of DCA Common Stock in the applicable state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror and USRC by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Offeror.

Annex B
     Each of the undersigned hereby acknowledges that in connection with the Schedule TO-T filed by U.S. Renal Care, Inc. and Urchin Merger Sub, Inc. on April 22, 2010 (File No. 5-31489):
•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

•	Comments of the Staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. RENAL CARE, INC.
By:	/s/ Thomas L. Weinberg
	Name:	Thomas L. Weinberg
	Title:	Senior Vice President & General Counsel

URCHIN MERGER SUB, INC.
By:	/s/ Thomas L. Weinberg
	Name:	Thomas L. Weinberg
	Title:	Vice President